Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

CSX Corporation

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Fiscal Years Ended
	Dec. 27, 2002	Dec. 28, 2001	Dec. 29, 2000	Dec. 31, 1999	Dec. 25, 1998
EARNINGS:
Earnings Before Income Taxes	$723	$448	$277	$104	$744
Interest Expense	445	518	550	528	513
Amortization of Debt Discount	4	—	1	—	1
Interest Portion of Fixed Rent	77	88	109	151	183
Undistributed Earnings of Unconsolidated Subsidiaries	(44)	(2)	(18)	(58)	(238)

Earnings, as Adjusted	$1,205	$1,052	$919	$725	$1,203

FIXED CHARGES:
Interest Expense	$445	$518	$550	$528	$513
Capitalized Interest	3	7	6	8	9
Amortization of Debt Discount	4	—	1	—	1
Interest Portion of Fixed Rent	77	88	109	151	183

Fixed Charges	$529	$613	$666	$687	$706

Ratio of Earnings to Fixed Charges	2.3x	1.7x	1.4x	1.1x	1.7x